February 8, 2019

James E. O’Connor, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price International Funds, Inc. (“Registrant”)
   with respect to the following series and classes:
   T. Rowe Price Emerging Europe Fund (“Fund”)
    Investor Class
     I Class
  File Nos.: 002-65539/811-02958

Dear Mr. O’Connor:

The following is in response to your comments provided on February 7, 2019, regarding the Fund’s post-effective amendment to its registration statement filed pursuant to Rule 485(a) on December 11, 2018 (the “485(a) Filing”). Your comments and our responses are set forth below.

Comment:

In the fee table footnote, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and also briefly describe who can terminate the arrangement and under what circumstances. See Instruction 3(e) to Item 3 of Form N-1A. The expense reimbursement or fee waiver must be in place for at least a year from the effective date of the registration statement to be shown in the fee table of a registration statement. See Instruction 3(e) to Item 3 of Form N-1A.

Response:

Although the Fund’s I Class expense limitation was originally scheduled to expire on February 28, 2019, the Fund’s Board of Directors approved extending the limitation another two years. As a result, the expiration date referenced in the footnote will be updated from February 28, 2019 to February 28, 2021. To briefly describe who can terminate the arrangement and under what circumstances, we intend to include a statement that the agreement may be terminated at any time beyond February 28, 2021 with approval by the Fund’s Board of Directors.

In addition, we intend to make another change to the footnote to align with your later comment on the paragraph in section 2 of the prospectus relating to expense limitations and the allocation of fundwide expenses. As part of that comment, you suggest changing “exceed” to “the lesser of.” The I Class fee table footnote that we intend to include in the Fund’s next filing pursuant to Rule 485(b) is as follows (new language is underlined):

T. Rowe Price Associates, Inc., has agreed (through February 28, 2021) to pay the operating expenses of the fund’s I Class excluding management fees; interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (“I Class Operating Expenses”), to the extent the I Class Operating Expenses exceed 0.05% of the class’ average daily net assets. The agreement may be terminated at any time beyond February 28, 2021, with approval by the fund’s Board of Directors. Any expenses paid under this agreement

(and a previous limitation of 0.05%) are subject to reimbursement to T. Rowe Price Associates, Inc., by the fund whenever the fund’s I Class Operating Expenses are below 0.05%. However, no reimbursement will be made more than three years from the date such amounts were initially waived or reimbursed. The fund may only make repayments to T. Rowe Price Associates, Inc., if such repayment does not cause the I Class Operating Expenses (after the repayment is taken into account) to exceed the lesser of: (1) the limitation on I Class Operating Expenses in place at the time such amounts were waived; or (2) the current expense limitation on I Class Operating Expenses.

Comment:

In the Principal Risks section, please insert the word “common” in the first sentence of the “Risks of stock investing.”

Response:

We will make the change as suggested. As a result, the sentence will be revised as follows (new language is underlined):

Common stocks generally fluctuate in value more than bonds and may decline significantly over short time periods.

Comment:

In the average annual total returns table, please clarify in the name of the index whether the table presents the gross return or the net of foreign source withholding version of the indices. We note that while it is, of course, permissible to use the "gross" version of an international index, the use of the "net" version would reflect the reality that the Fund will receive foreign dividends net of foreign source withholding. Foreign withholding taxes on dividends are effectively paid by the Fund's shareholders, but they are not an expense of the Fund and, thus, it is permissible to show the effect of withholding taxes on the benchmark's performance under Instruction 5 to Item 27(b)(7). (The use of the "net" version of a foreign index results in a more realistic (and lower) performance bar for the adviser to clear.)

Response:

At the time of our 485(a) Filing, the Fund’s performance was not yet available for the periods ended December 31, 2018. On July 1, 2018, the primary broad-based securities market index against which the Fund was comparing its performance was changed from the “net” version of the benchmark to the “gross” version of the benchmark. This change, which was implemented for the Fund and many of our other international equity funds, was first disclosed to shareholders in the funds’ shareholder reports last year and will be reflected in their prospectuses this year.

As a result, in the Fund’s next filing pursuant to Rule 485(b), the average annual total returns table will show the returns for both the MSCI Emerging Markets Europe Index Net and the MSCI Emerging Markets Europe Index. We note that the MSCI Emerging Markets Europe Index will include the required parenthetical under Form N-1A stating that the index “reflects no deduction for fees, expenses, or taxes.” However, the MSCI Emerging Markets Europe Index Net will modify the parenthetical to indicate that the index “reflects no deduction for fees or expenses” since the impact of foreign withholding taxes is reflected in the returns for the “net” version of the benchmark. In addition, we intend to include the following footnote:

Effective July 1, 2018, the MSCI Emerging Markets Europe Index Net replaced the MSCI Emerging Markets Europe Index as the fund’s primary benchmark. The new index assumes the reinvestment of dividends after the deduction of withholding taxes applicable to the country where the dividend is paid; as such, the returns of the new benchmark are more representative of the returns experienced by investors in foreign issuers.

Comment:

On pages 11-12, in the paragraph relating to expense limitations and the allocation of fundwide expenses, insert the phrase “within three years of the waiver” and replace “either” with “the lower of.”

Response:

We will make these changes to the paragraph. However, we believe the phrase “within three years of the waiver” is better placed earlier in the sentence than where you have suggested. In addition, we intend to add the phrase “after the reimbursement is taken into account” in a parenthetical for clarification, which will align with similar language in the fee table footnotes relating to expense limitations.

For the last two sentences of this paragraph, we intend to incorporate the following changes (new language is underlined) in the Fund’s next filing pursuant to Rule 485(b):

In such situations, Fundwide Expenses are subject to reimbursement (within three years of the waiver) to T. Rowe Price by the fund and each class whenever the class whose expense limitation resulted in the waiver of Fundwide Expenses is operating below its contractual expense limitation and such reimbursement will not cause the class’ expense ratio (after the reimbursement is taken into account) to exceed the lower of the expense limitation in place at the time of the waiver or any expense limitation in place at the time of reimbursement.

Comment:

Under “Emerging markets risks” in section 2, we suggest that you also mention something similar to the following: “The accounting standards in emerging market countries may be unreliable and could present an inaccurate picture of a company's finances.”

Response:

This verbatim sentence will be included in the description of emerging markets risks.

Comment:

With respect to the “Risks of investing in Turkey” in section 2, would it be more appropriate if this risk followed "Risks of investing in Russia?"

Response:

The “Risks of investing in Turkey” was not included immediately after the "Risks of investing in Russia" because the risks associated with Russian investments was characterized as a principal risk, whereas the risks associated with Turkish investments was considered an additional, non-principal risk of the Fund. Based on the Fund’s current exposure to Turkey (approximately 2% of the Fund’s net assets) and expected exposure going forward, we intend to remove the “Risks of investing in Turkey” disclosure altogether in the Fund’s next filing pursuant to Rule 485(b). This risk disclosure had previously been included in the Fund’s prospectus because the Fund’s exposure to Turkey was more significant, which is no longer the case.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646.

Sincerely,

/s/Brian R. Poole
Brian R. Poole
Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.